Exhibit 99.1

Provident Announces the Sale of West Central Alberta Oil and Natural Gas Assets for $190 million

News Release 23-09
December 23, 2009

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident, the Trust) (TSX-PVE.UN; NYSE-PVX) today announced it has reached an agreement with a private company, Storm Ventures International Inc., to sell Provident’s oil and natural gas assets in West Central Alberta for cash consideration of $190 million, prior to normal closing adjustments. The divestiture of the West Central Alberta package is part of an asset rationalization initiative which also included the recent sale of the Trust’s Lloydminster and Southern Saskatchewan properties.

This divestiture program has repositioned Provident’s portfolio for growth by monetizing non-core properties and focusing financial and technical resources on those assets with significant growth potential. Provident’s previously announced consolidated 2010 capital budget of $142 million remains unchanged with approximately $55 million directed towards our Upstream assets in the areas of Peace River Arch/Dixonville, Northwest Alberta and Southern Alberta.

“This transaction is another key step towards repositioning Provident as a sustainable growth vehicle and further enhances our financial flexibility moving forward,” said Tom Buchanan, President and Chief Executive Officer. “Management and the Board of Directors wish to sincerely thank the Provident staff associated with these assets for their dedication and service to Provident.”

The West Central Alberta operating area produces approximately 5,000 barrels of oil equivalent per day (boed), comprised of approximately 70 percent natural gas and 30 percent liquids. Total proved reserves were 10.5 million barrels of oil equivalent (mmboe) at September 30, 2009, while proved plus probable (P+P) reserves were approximately 14.6 mmboe. The sale reflects transaction metrics of $38,000 per flowing boed, $18.15 per boe of proved reserves and $13.02 per boe of P+P reserves. This transaction is expected to close in the first quarter of 2010, with an October 1, 2009 effective date. Proceeds from this asset disposition will be used to reduce outstanding debt under Provident’s revolving term credit facility.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business and an oil and gas production business. Provident’s oil and gas portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident’s Midstream facilities are also strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 262-5973 www.providentenergy.com